Mail Stop 0510

      June 14, 2005


Mr. Geoffrey S. Flagg
Chief Financial Officer
Rentech, Inc.
1331 17th Street, Suite 720
Denver, Colorado 80202-1557


	RE:	Form 10-K for the Fiscal Year Ended September 30, 2004
                   	Forms 10-Q for the Fiscal Quarters Ended
December
31, 2004 and
      March 31, 2005
                   	File No. 0-19260


Dear Mr. Flagg:

		We have reviewed your response letter dated June 6, 2005 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2005

Consolidated Statements of Cash Flows, page 7
1. We have reviewed your response to comment five. Please amend your filing to include a restated statement of cash flows, which presents the expense of $1,601,191 as an adjustment to reconcile net loss to cash used in operating activities. Please also reclassify any non-cash interest expense classified in a similar manner in prior periods.
2. Please provide us with a detail of the Deposits and other assets line item for the past three fiscal years and the three and six months ended March 31, 2005.

Note 12 - Subsequent Events, page 23
3. Note 4 to EITF 98-5 requires that when convertible securities are issued with detachable warrants, the issuer must allocate the proceeds between the convertible instrument and the detachable warrants using the relative fair value method of APB Opinion 14 in order to determine the amount to be allocated to the beneficial conversion feature. Please tell us how your calculation of the beneficial conversion feature is consistent with EITFs 98-5 and 00-27 or provide us with a revised calculation.
4. We have reviewed your response to comment three. With respect to subscribers whose subscriptions were not accepted, the breakup fee appears analogous to the cost of an aborted offering, which should be expensed. Please refer to SAB Topic 5:A. Please revise your proposed disclosure to classify the $375,682 value of warrants issued as a breakup fee as an operating expense in your statement of operations.

*    *    *    *


      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-
3741.


          						Sincerely,


								Rufus Decker
								Branch Chief
Geoffrey S. Flagg
Rentech, Inc.
June 14, 2005
Page 1 of 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE